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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         AMWEST INSURANCE GROUP, INC.
              --------------------------------------------------
              (Exact Name of Registrant as Specified in Charter)


             Delaware                                     95-2672141
----------------------------------------      --------------------------------
(State of Incorporation or Organization)      (IRS Employer Identification no.)


5230 Las Virgenes Road, Calabasas, CA                      91302
--------------------------------------                   ---------
(Address of Principal Executive Offices)                 (Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on
                                                which each class is to be
Title of each class to be so registered         registered
---------------------------------------         -------------------------

Preferred Stock Purchase Rights                 American Stock Exchange, Inc.

                                                Pacific Exchange, Inc.

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                                     None
                               ----------------
                               (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On May 10, 1999, the Board of Directors of Amwest Insurance Group, Inc. (the "Company") declared a dividend of one right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share, or one share of each class of the Company's common stock having the right to vote generally in the election of directors (the "Common Shares"), to be distributed on May 11, 1999 to stockholders of record at the close of business on May 10, 1999 (the "Record Date"). Each Right entitles the holder thereof to purchase one one-thousandth (1/1000) (subject to adjustment) of a share of its Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, having the rights, preferences, privileges and restrictions described in Section 5(a) below (the "Preferred Shares"), and, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of May 10, 1999 by and between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by reference to the Rights Agreement which is incorporated by reference herein as Exhibit
                                                                     -------
99.1.
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1.       Common Share Certificates Representing Rights
         ---------------------------------------------

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

2.       Distribution Date
         -----------------

         The "Distribution Date" is the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of commencement or the public announcement of the intent of any Person (as hereinafter defined), other than an Exempt Person (as hereinafter defined), to commence a tender offer or exchange offer, the consummation of which would cause any Person to be the beneficial owner of 15% or more of the outstanding Common Shares (upon such consummation such Person is a "15% Stockholder," and the first date of public announcement that makes it immediately apparent that such Person has become a 15% Stockholder is the "15% Ownership Date"), (ii) the date of the first Section 11(a)(ii) Event (as hereinafter defined), or (iii) the date of the first Section 13(a) Event (as hereinafter defined). In calculating the percentage of outstanding Common Shares that are beneficially owned by any Person, such Person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such Person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other Person. A "Section 11(a)(ii) Event" shall mean the event that a 15% Ownership Date shall have occurred and neither the Redemption Date (as hereinafter defined) nor the Expiration Date (as hereinafter defined) shall have occurred prior to the tenth business day following such 15% Ownership Date. The "Redemption Date" shall mean the date of the action of the Board of Directors of the Company authorizing and directing the redemption of the Rights. The "Expiration Date" shall mean the tenth anniversary of the date of the Rights Agreement. A "Section 13(a) Event" shall mean any event that, at any time on or after the 15% Ownership Date and
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prior to the earlier of the Redemption Date or the Expiration Date, (1) the
Company shall, directly or indirectly, consolidate with or merge with and into any other Person and the Company shall not be the continuing or surviving corporation in such consolidation or merger, (2) any Person shall, directly or indirectly, consolidate with or merge with and into the Company and the Company shall be the continuing or surviving corporation in such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any Person or cash or any other property, or (3) the Company and/or any one or more of its subsidiaries shall, directly or indirectly, sell or otherwise transfer, in one or more transactions (other than transactions in the ordinary course of business), assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons other than the Company or one or more of its wholly-owned Subsidiaries (such Persons, together with the Persons described in clauses (1) and (2) above shall be collectively referred to as the "Surviving Person." A "Person" shall mean any individual, firm, partnership, corporation, association, group (as such term is used in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, as in effect on the date of the Rights Agreement) or other entity, and shall include any successor (by merger or otherwise) of any such entity. An "Exempt Person" shall mean the Company, any wholly-owned subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company and any Person holding voting capital stock of the Company for or pursuant to the terms of any such employee benefit plan or any Person who, on the date hereof, together with the members of such Person's immediate family, Beneficially Owned 15% or more of the Voting Shares of the Company then outstanding. For purposes of this definition, a Person's immediate family shall consist of such Person's parents, siblings, spouse, children and trusts the beneficiaries of which consist solely of such Person and/or such Person's parents, siblings, spouse or children, but shall have no application if such Person is not a natural person. Any capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Rights Agreement.

         Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

3.       Issuance of Right Certificates
         ------------------------------

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

4.       Expiration of Rights
         --------------------
         The Rights shall expire on the tenth anniversary of the date of the Rights Agreement, unless earlier redeemed or exchanged.

5.       Exercise of Rights
         ------------------

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first Section 11(a) (ii) Event or the first Section 13 (a) Event, each Right that, at any time on or after the Distribution Date, was or is

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beneficially owned by a 15% Stockholder shall be null and void, whether held or beneficially owned by the 15% Stockholder or subsequently, by any other Person.

         (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-thousandth of a Preferred Share, at an initial exercise price of $100 (One Hundred Dollars) (the "Exercise Price").

             Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, securities or other property having the same aggregate Current Market Price (as defined in Section 1(h) of the Rights Agreement) as such Preferred Shares.

             The Company has authorized 30,000 Preferred Shares for issuance upon exercise of the Rights. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The holder of a Preferred Share is entitled to receive, when, as and if declared, quarterly dividends payable in cash on the 10th day of January, April, July and October of each year ("Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a Preferred Share, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $1.00 or (ii) subject to adjustment, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a Preferred Share.

             In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment of $10 per Preferred Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Liquidation Preference"). Following the payment of the full amount of the Liquidation Preference, no additional distributions shall be made to the holders of Preferred Shares unless, prior thereto, the holders of Common Shares shall have received an amount per share (the "Common Amount") equal to the quotient obtained by dividing (i) the Liquidation Preference by (ii) 1,000 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Liquidation Preference and the Common Amount in respect of all outstanding Preferred Shares and Common Shares, respectively, holders of Preferred Shares and holders of Common Shares shall receive their ratable and proportionate share of remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

             Subject to adjustment, each Preferred Share has 1,000 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 1,000 (subject to adjustment) times the amount received per Common Share. The rights

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   of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.

             This discussion of the rights, privileges and preferences of the Preferred Shares is intended to provide a general description only and is qualified in its entirety by reference to the Amendment Certificate to the Certificate of Designation, which is attached hereto as Exhibit 99.2.

          (b) Right to Purchase Common Shares of the Company. From and after the close of business following the occurrence of a Section 11(a)(ii) Event, each Right (other than a Right that has become void and those beneficially owned by a 15% Stockholder, which will also be void) shall be exercisable to purchase, at the Exercise Price (initially $100, subject to adjustment), Common Shares with a market value equal to two times such Exercise Price. In the sole discretion of the Board of Directors of the Company, the Company may substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities of the Company having the same aggregate Current Market Price as such Common Shares.

          (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the occurrence of a Section 13(a) Event, each Right (other than a Right that has become void and those beneficially owned by a 15% Stockholder, which will also be void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $100, subject to adjustment), shares of common stock of the Surviving Person or purchaser, with an aggregate Current Market Price equal to two times such Exercise Price.

6.        Adjustments to Prevent Dilution
          -------------------------------

          The Exercise Price, the number of outstanding Rights, the number of votes per Preferred Share and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1.0%.

7.        Cash Paid Instead of Issuing Fractional Securities
          --------------------------------------------------

          No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

8.        Redemption
          ----------

          Until the earliest of (i) the date of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event or (iii) the Expiration Date, the Board of Directors of the Company may, at its option, authorize and direct the redemption of all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right, as such redemption price shall be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after May 10, 1999 (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of

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Directors (the date of such action is the "Redemption Date"), the sole right of the holders of Rights thereafter shall be to receive the Redemption Price.

9.        Exchange
          --------

          At any time during the period of 180 days after a Section 11(a)(ii) Event, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights (other than a Right that has become void and those beneficially owned by a 15% Stockholder, which will also be void) for Common Shares, Preferred Shares, debt securities of the Company, other property, or any combination of the foregoing, in each case having an aggregate Current Market Price equal to the Exercise Price on the record date for such exchange, and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares or such other securities or property having an aggregate Current Market Price equal to the Exercise Price.

10.       No Stockholder Rights Prior to Exercise
          ---------------------------------------

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

11.       Amendment of Rights Agreement
          -----------------------------

          The Board of Directors of the Company may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of this Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and direct the Rights Agent so to supplement or amend such provision, and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (i) the date of the first Section 11(a)(ii) Event, (ii) the date of the first Section 13(a) Event, (iii) the Redemption Date or (iv) the Expiration Date, this Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a Surviving Person.

12.       Anti-Takeover Effects
          ---------------------

          The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors.
Takeover attempts frequently include coercive tactics to deprive the Board of Directors and stockholders of any real opportunity to determine the destiny of the Company or to obtain the highest value reasonably obtainable for the capital stock of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

          The Rights may be redeemed by the Company as described in Section 8, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

          Issuance of the Rights does not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share and

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should not be taxable to the Company or to its stockholders. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

          However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a Person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.  EXHIBITS.

          99.1 Rights Agreement dated as of May 10, 1999 between Amwest Insurance Group, Inc. and American Stock Transfer and Trust Company, as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement).

          99.2 Amended Certificate to the Certificate of Designation, Preferences and Rights of Series A Junior Participating Cumulative Preferred Stock of Amwest Insurance Group, Inc., effective on May 10, 1999.

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 11, 1999                   AMWEST INSURANCE GROUP, INC.

                                      /s/ JOHN SAVAGE
                                      ----------------------------
                                      Name:   John Savage
                                      Title:  President and Co-Chief Executive
                                              Officer

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